SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Issue of Debt

18 November 2011

AVIVA PLC PRICES U.S. OFFERING OF $400 MILLION OF 8.25% CAPITAL SECURITIES DUE 2041

Aviva plc (the "Company") (LSE & NYSE:AV) today announced that it has priced a public offering of $400 million of 8.25% Capital Securities due 2041 (the "Notes") in the U.S. market. The Notes pay interest quarterly and have a maturity of December 1, 2041. The Company intends to use the net proceeds from the offering for general corporate purposes and expects that such proceeds will be counted towards its regulatory capital resources.  The managers have been granted a 30-day option to purchase up to an additional $60 million aggregate principal amount of Capital Securities to cover over-allotments, if any.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC served as joint book-running managers for the offering.

The Notes are being offered pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission ("SEC"). Any offer, or solicitation to buy, if at all, will be made solely by means of a prospectus supplement and accompanying prospectus filed with the SEC. You may get these documents for free by searching the SEC's on-line database at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, sending your request to 100 West 33rd Street, 3rd Floor, New York, NY 10001, attention: Syndicate Operations or e-mailing dg.prospectus_requests@baml.com or by contacting Morgan Stanley & Co. LLC at 1-866-718-1649 or emailing prospectus@morganstanley.com or by contacting Wells Fargo Securities, LLC at 1-800-326-5897, sending your request to 1525 West W.T. Harris Blvd., NC0675, Charlotte, North Carolina, 28262, attention: Capital Markets Client Support or emailing cmclientsupport@wellsfargo.com.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:

This press release contains "forward-looking statements" within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "expect," "intend," "plan," "believe," "project," "anticipate," "seek," "will," "estimate," "may," "continue," "guidance," and similar expressions of a future or forward-looking nature.
All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. For a more detailed description of additional uncertainties and other factors that could impact the forward-looking statements in this release, please see the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission on March 24, 2011 and in our Current Report on Form 6-K with respect to our financial update for the nine months ended September 30, 2011, filed with the U.S. Securities and Exchange Commission on November 10, 2011.

- ends -

Enquiries:

Investor relations
Charles Barrows                                                                  +44 (0)20 7662 8115
David Elliot                                                                          +44 (0)20 7662 8048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 November, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary